U.S. Concrete, Inc.
2925 Briarpark, Suite 1050
Houston, Texas 77042
October 20, 2011
VIA EDGAR
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549-7010
U.S. Concrete, Inc.
Registration Statement on Form S-1 (File No. 333-176615)
Ladies and Gentlemen:
          Pursuant to Rule 461 of the Securities Act of 1933, as amended, we hereby request that the effective date of the above-captioned Registration Statement on Form S-1 (the “Registration Statement”) of U.S. Concrete, Inc. (the “Company”) be accelerated to October 26, 2011 at 3:00 p.m. Eastern Time or as soon thereafter as may be practicable.
          The Company hereby acknowledges that:
•	should the Securities and Exchange Commission (the “Commission”) or the Staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          We understand that the Staff will consider this request as confirmation by the Company of its awareness of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement. If you have any questions regarding the foregoing, please contact the undersigned at (713) 499-6200.

Very truly yours,
By:	/s/ Curt M. Lindeman
Curt M. Lindeman, Esq.
Vice President, General Counsel and Corporate Secretary